SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 7, 2017

On December 7, 2017, at 2:00 p.m., at the Company’s office, located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Luiz de Mendonça was absent due to justified reasons, being replaced by his alternate, Mr. Mauro Motta Figueira. Chief Executive Officer Fernando Musa and officers Edison Terra, Gustavo Valverde, Luiz Marinho, Marcelo Arantes, Marcelo Cerqueira and Pedro Freitas, as well as Messrs. Srivastan Iyer, Roberto Bischoff and Guilherme Furtado were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), copies and related documentation of which were sent in advance for knowledge of the Board Members, pursuant to the Internal Regulations of the Board of Directors, and shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, under the terms and conditions set out in the respective PDs: 1) PD.CA/BAK-19/2017 - Addendum to the Natural Gas Supply Agreement entered into by Braskem and Bahiagás; 2) 2018 Budget of the Compliance Committee; and 3) PD.CA/BAK-21/2017 - Long-Term Incentive Plan (“ILP”), being approved the call notice regarding the General Meeting, to be held at a date and place to be defined and notified in due course by publishing the respective Call Notice, to deliberate on the ILP’s approval, according to the terms set forth in the respective PD; II) Subjects for Acknowledgement: Presentations/reports were made by the parties in charge on the following subjects: a) First Report of American Monitors Recommendations e relevant Plan of Action; b) Update on Indemnity Commitments, as approved by PD.CA/BAK-16/2017; c) LN-BAK 2018-2020 Plan of Action Draft, which, after the Board Members contributions, shall be submitted for approval at the next Meeting of this Board; and d) Meetings of the Strategy and Communications Committee, held on November 22, of the Compliance Committee, held on November 28, of the Finance and Investments Committee, held on November 22 and December 6, and of the People and Organization Committee, held on the date hereof.  III) Subjects of Interest to the Company: nothing to record. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting.  São Paulo, December 7, 2017. Signatures:  Newton Sergio de Souza - Chairman; Marcella Menezes Fagundes - Secretary; Carla Gouveia Barretto; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Gesner José de Oliveira Filho; João Carlos Trigo de Loureiro; João Cox Neto; Mauro Motta Figueira; Marcelo Lyrio; Marcus Vinicius de Oliveira Magalhães and Pedro Oliva Marcilio de Sousa.

Headquarters - Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 – Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)3504-7932 São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

 BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 7, 2017

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Headquarters - Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 – Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)3504-7932 São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.